September 1, 2011

Submitted on EDGAR under "CORRESP"

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:          Barrett Business Services, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed April 1, 2011
File No. 0-21886

Dear Mr. Spirgel:

We are in receipt of your letter dated August 23, 2011, regarding the subject filing.  Although we hope to be in a position to respond sooner, we request an extension to provide our written responses (filed on EDGAR) until September 21, 2011.